U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Feinberg, Larry N.
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   (Last)                           (First)             (Middle)

c/o Oracle Associates, LLC
200 Greenwich Avenue, 3rd Floor
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                                    (Street)

Greenwich, CT 06830
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Mediware Information Systems, Inc. ("MEDW")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


October, 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          10/02/01       P               4,500       A(3)   3.47     1,345,936      I         (1)
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Common Stock                          10/02/01       P               1,200       A(4)   3.47     1,345,936      I         (1)
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Common Stock                          10/02/01       P               1,300       A(5)   3.47     1,345,936      I         (1)
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Common Stock                          10/08/01       P               97,100      A(6)   4.34     1,345,936      I         (1)
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Common Stock                          10/08/01       P               25,700      A(6)   4.34     1,345,936      I         (1)
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Common Stock                          10/08/01       P               27,200      A(6)   4.34     1,345,936      I         (1)
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Common Stock                          10/08/01       S               150,000     D(6)   4.34     1,345,936      I         (1)
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Common Stock                          10/19/01       P               3,300       A(3)   3.9994   1,345,936      I         (1)
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Common Stock                          10/19/01       P               900         A(4)   3.9994   1,345,936      I         (1)
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Common Stock                          10/19/01       P               900         A(5)   3.9994   1,345,936      I         (1)
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Common Stock                          10/25/01       P               7,500       A(3)   3.8865   1,345,936      I         (1)
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Common Stock                          10/25/01       P               2,000       A(4)   3.8865   1,345,936      I         (1)
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Common Stock                          10/25/01       P               2,000       A(5)   3.8865   1,345,936      I         (1)
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Common Stock                                                                                     50,000         D         (2)
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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners")(759,200 shares), Oracle Institutional Partners, L.P. ("Oracle Institutional")(200,100 shares), SAM Oracle Investments, Inc. ("SAM Investments")(115,736 shares), Oracle Offshore Limited ("Oracle Offshore")(210,900 shares) and the Oracle Management, Inc. Employees Retirement Plan (the "Retirement Plan") (60,000 shares). Oracle Investment Management, Inc. (the "Investment Manager") serves as investment manager to and has investment discretion over the securities held by SAM Investments, Oracle Offshore and the Retirement Plan. The Reporting Person is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the Investment Manager and (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the Retirement Plan is reported as shares of Common Stock to which this note relates. The Reporting Person disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except as to such securities representing the Reporting Person's pro rata interest in, and interest in the profits of, Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the Retirement Plan.

(2) The shares of Common Stock to which this note relates are held directly by the Reportiing Person as trustee for the Foundation.

(3) The shares of Common Stock to which this note relates were acquired by Oracle Partners.

(4) The shares of Common Stock to which this note relates were acquired by Oracle Institutional.

(5) The shares of Common Stock to whichthis note relates were acquired by Oracle Offshore.

(6) The shares of Common Stock to which this note relates were acquired by Oracle Partners (97,100 shares), Oracle Institutional (25,700 shares) and Oracle Offshore (27,200 shares), and were disposed of by SAM Investments (150,000 shares). The shares of Common Stock to which this note relates do not represent a change in the aggregate beneficial ownership of the Reporting Person. This transfer was an internal cross-trade which reallocated the form of the beneficial ownership of the Reporting Person. In addition, the Reporting Person disclaims any pecuniary interest in the shares of Common Stock sold by SAM Investments pursuant to Rule 16a-1(a)(2)(ii)(C) promulgated under the Exchange Act.



          /s/ Larry N. Feinberg                             November 13, 2001
-----------------------------------------------------    -----------------------
          **Signature of Reporting Person                         Date

Larry N. Feinberg,
as senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners, L.P. and Oracle Institutional Partners, L.P., and
as president of Oracle Investment Management, Inc.


          /s/ Larry N. Feinberg                             November 13, 2001
-----------------------------------------------------    -----------------------
          **Signature of Reporting Person                         Date

Larry N. Feinberg


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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